Nutri Pharmaceuticals Research, Inc.

3566 Polaris Ave., Suite 1

Las Vegas, NV 89103

Tel. (702) 871-6300

Fax (702) 871,5400

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR AND FACSIMILE TRANSMISSION (202) 942-9533

Re:

Nutri Pharmaceuticals Research, Inc.

Withdrawal of Registration Statement on Form 10-SB

File No. 0-551088

Ladies and Gentlemen:

Nutri Pharmaceuticals Research, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form 10SB (File No. 0-551088), originally filed with the Securities and Exchange Commission on December 21, 2004.   The Staff had declined to review the Form 10-SB because the financial statements were not current as required by Regulation SB.

The Company requests this withdrawal because it intends to re-file the Form 10SB with current financial statements.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.  If you have any questions regarding this application, please do not hesitate to contact the undersigned at (702) 871-6300 or our legal counsel, Gregory M. Wilson at (509) 891-8373.

Sincerely,

/s/ Godfrey Yew

Godfrey Yew

President